UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dragon Victory International Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

G28365107

(CUSIP Number)

December 4, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. G28365107

(1)	NAME OF REPORTING PERSON Guomiao Chen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

(5) Sole Voting Power:
385,000

NUMBER OF SHARES	(6) Shared Voting Power:
BENEFICIALLY	0
OWNED BY
EACH REPORTING	(7) Sole Dispositive Power:
PERSON WITH	385,000

(8) Shared Dispositive Power:
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
385,000

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS
☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer

Dragon Victory International Limited

(b)	Address of Issuer’s Principal Executive Offices

Hanshi Tower 22nd Floor, No.1786 Binsheng Road,

Binjiang District, Hangzhou, People’s Republic of China

Telephone: +86-571-82213772

Item 2.

(a)	Name of Person Filing

Guomiao Chen

(b)	Address of Principal Business Office, or if none, Residence

No. 14, Group 5, Xiaosibu Village, Yipeng Town, Xiaoshan District, Hangzhou, China.

(c)	Citizenship

People’s Republic of China.

(d)	Title of Class of Securities

Ordinary Shares, $.0001 par value

(e)	CUSIP Number

G28365107

Item 3. If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class: (1)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Guomiao Chen	385,000	3.4%	385,000	0	385,000	0

(1)	Based on the number of Ordinary Shares outstanding as of December 18, 2019.

Item 5. Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of more than five percent on behalf of another person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8. Identification and classification of members of the group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9. Notice of dissolution of group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2019

/s/ Guomiao Chen
Name: Guomiao Chen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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